Exhibit 99.1

Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

NOTICE OF MEETING

TO:	The Shareholders of Canadian Zinc Corporation

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Canadian Zinc Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Tuesday June 21, 2016, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2015;

2.	To fix the number of directors of the Company at seven (7);

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of common shares of record at the close of business on May 12, 2016 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 12th day of May, 2016

BY ORDER OF THE BOARD OF DIRECTORS

“John F. Kearney”

John F. Kearney, Chairman

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.